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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 1 March 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	1 March 2004
Number	11/04

BHP BILLITON ANNOUNCES NEW IRON ORE JOINT VENTURE

AND US$9 BILLION SALES CONTRACTS WITH CHINA

BHP Billiton today announced its intention to enter into the Wheelarra Joint Venture with four of China's leading steel mills. The joint venture will secure the sale to the mills of approximately 12 million tonnes per annum (Mtpa) of iron ore.

The joint venture will be BHP Billiton's largest ever commercial agreement with Chinese steel mills, with sales of iron ore expected to total US$9 billion over the next 25 years.

The steel mills are:

Wuhan Iron and Steel (Group) Corporation, ("WUGANG")

Maanshan Iron and Steel Company Limited ("MAGANG")

Jiangsu Shagang Group Co Ltd ("SHAGANG")

Tangshan Iron and Steel (Group) Co Ltd ("TANGGANG")

Under the joint venture, the Chinese steel mills will take a 40 percent interest in a sub-lease over BHP Billiton's Jimblebar mine, near Newman in Western Australia. BHP Billiton will retain a 51 percent interest, with Japanese joint venture partners CI Minerals Australia and Mitsui Iron Ore Corporation taking a 4.8 percent and 4.2 percent interest respectively.

BHP Billiton Chief Executive Officer Chip Goodyear said the company was pleased to be part of a unique venture that would see, for the first time, a partnership with a group of Chinese steelmakers to ensure a stable, long-term supply of iron ore to their own operations.

"The Wheelarra Joint Venture will underpin a major export agreement between Australia and China and will cement an ongoing economic partnership between BHP Billiton as a leading supplier of raw materials and China as a major industrial nation," he said.

"We expect the relationship between China and BHP Billiton will provide further opportunities for our other businesses, notably metallurgical coal and manganese."

The Wheelarra Joint Venture agreement is expected to be formalised in Australia soon.
BHP Billiton will immediately begin shipping an additional four to six Mtpa to the Chinese mills, approximately doubling its total sales to these customers in 2004.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 1 March 2004